Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in Registration Statement (Nos. 333-143096, 333-135570, 333-135568, and 333-135567) on Forms S-8 and Registration Statement (No. 333-130550) on Form S-3 of United Western Bancorp, Inc. and subsidiaries of our report dated March 6, 2008 relating to our audit of the consolidated balance sheet as of December 31, 2007 and consolidated statements of income, shareholders’ equity and comprehensive income, and cash flows for each of the years in the two-year period ended December 31, 2007, which appears in the Annual Report on Form 10-K of United Western Bancorp, Inc. as of and for the year ended December 31, 2008.

/s/ McGladrey & Pullen, LLP

Denver, Colorado
March 3, 2009